Exhibit 8
The following is a list of Nokia’s significant subsidiaries as of December 31, 2006:

Country of
Company	Incorporation
Nokia Inc.	United States
Nokia GmbH.	Germany
Nokia UK Limited	England & Wales
Nokia TMC Limited	South Korea
Nokia Telecommunications Ltd.	China
Nokia Finance International B.V.	The Netherlands
Nokia Komárom Kft.	Hungary
Nokia do Brazil Technologia Ltda.	Brazil
Nokia India Ltd.	India
Nokia Italia S.p.A.	Italy